



12061540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 29 2012
Washington DC
405

SEC FILE NUMBER
8- 33262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sauer, Dazey Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Boulevard
(No. and Street)

St. Louis	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew C. Dazey 314-725-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk Kruse & Associates LLC
(Name – *if individual, state last, first, middle name*)

721 Emerson Road	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Andrew C. Dazey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sàuer, Dazey Investment Comapany, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Lynn M. Cline
Notary Public - Notary Seal
State of Missouri
St. Louis County
Commission Expires Mar. 31, 2016
Commission #12497925

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ Independent Registered Public Accounting Firm's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
of Sauer, Dazey Investment Company

We have audited the accompanying balance sheet of Sauer, Dazey Investment Company as of March 31, 2012, and the related statement of income, changes in stockholder's equity, and cash flows for the fiscal year then ended. Sauer, Dazey Investment Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sauer, Dazey Investment Company as of March 31, 2012, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information contained on pages 8 through 10 is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hauk Kruse & Associates LLC

Hauk Kruse & Associates LLC
Saint Louis, Missouri

May 3, 2012

Sauer, Dazey Investment Company
Statement of Financial Condition
As of March 31, 2012

Assets	
Cash and Cash Equivalents	$ 158,595
Cash Deposit with Clearing Broker	25,000
Commissions Receivable	23,937
Total Assets	**$ 207,532**

Stockholder's Equity	
Common Stock, par value $10 per share; 3,000 shares authorized, 1,000 shares issued and outstanding	$ 10,000
Paid in Capital	19,410
Retained Earnings	178,122
Total Stockholder's Equity	**$ 207,532**

The accompanying notes are an integral part of these financial statements

Sauer, Dazey Investment Company
Statement of Income
For the Fiscal Year Ended March 31, 2012

Revenues	
Commissions	$ 128,344
Interest and Dividends	21
Total Revenues	$ 128,365
Expenses	
Operating Expenses	45,902
Brokerage and Clearing Fees	44,261
Administrative Expenses	$ 12,414
Total Expenses	$ 102,577
Net Income	**$ 25,788**

The accompanying notes are an integral part of these financial statements

Sauer, Dazey Investment Company
Statement of Cash Flows
For the Fiscal Year Ended March 31, 2012

Cash Flows from Operating Activities	
Net Income	$ 25,788
Adjustments to Reconcile Net Income to Net Cash Used By Operating Activities	
Increase in Commissions Receivable	(20,691)
Decrease in Prepaid Expenses	656
Net Cash Provided by Operating Activities	5,753
Cash Flows from Financing Activities	
Dividends Paid to Parent Company	(20,000)
Decrease in Cash	(14,247)
Cash at Beginning of Year	197,842
Cash at End of Year	**$ 183,595**

Cash at End of Year was Comprised of:	
Cash and Money Market Account	$ 158,595
Cash Deposit with Clearing Broker	25,000
Total	**$ 183,595**

The accompanying notes are an integral part of these financial statements

Sauer, Dazey Investment Company
Statement of Changes in Stockholder's Equity
For the Fiscal Year Ended March 31, 2012

	March 31, 2011	Net Income	Dividends Paid to Parent Company	March 31, 2012
Common Stock	$ 10,000			$ 10,000
Paid in Capital	19,410			19,410
Retained Earnings	172,334	25,788	(20,000)	178,122
Total	$ 201,744	25,788	(20,000)	**$ 207,532**

The accompanying notes are an integral part of these financial statements

Sauer, Dazey Investment Company
Notes to Financial Statements
For the Fiscal Year Ended March 31, 2012

I. Summary of Significant Accounting Policies

Basis of Presentation – Sauer, Dazey Investment Company (the Company) is a wholly owned subsidiary of Orion Investment Company (Orion), which is a registered investment adviser. The Company is a registered securities broker/dealer and is a member of the Financial Industry Regulatory Authority. The Company clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Revenue Recognition – Commission revenues and expenses related to security transactions, which are cleared through another broker/dealer, are recorded on a settlement date basis. Reporting such transactions on a trade date basis would not result in any material differences to the financial statements.

Income Taxes – The Company and Orion file consolidated federal and Missouri income tax returns. No provision for income taxes was required for the consolidated income tax returns for the fiscal year ended March 31, 2012. If the Company had filed its own separate income tax returns, the income tax liability would be approximately $5,480.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

II. Concentration of Credit Risk

Sauer, Dazey Investment Company is located in Saint Louis, Missouri. Most of its clients are individuals who reside in the Saint Louis metropolitan area.

The Company maintains an account with Bank of America and two money market accounts with RBC Correspondent Services (RBC), a securities broker/dealer. Bank of America provides $250,000 of deposit insurance through the Federal Depositors Insurance Corporation. RBC provides $100,000 of coverage through the Securities Investor Protection Corporation. RBC has also purchased additional coverage for the entire net asset value of each account. There were no amounts in excess of insured limits at either March 31, 2012.

III. Net Capital Requirements

Sauer, Dazey Investment Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of $50,000 and that the ratio of aggregate indebtedness to net capital, both as

defined, not exceed 10 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the Company's resulting net capital is less than $50,000, or its ratio of aggregate indebtedness to net capital exceeds 10 to 1. The Company's net capital and the required minimum net capital were $204,100 and $50,000 respectively at March 31, 2012, resulting in net capital of $154,100 in excess of the minimum requirement.

IV. Related Party Transactions

The Company entered into an agreement regarding the allocation of operating expenses with Orion, whereby payments are made to Orion on a monthly basis to compensate for salaries of officers and employees, occupancy, and equipment expenses. Operating expenses were $45,902 for the fiscal year ended March 31, 2012.

Additional Information Pursuant to

SEC Rule 17a-5

Sauer, Dazey Investment Company
Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement
For the Fiscal Year Ended March 31, 2012

Stockholder's Equity		
Capital Stock	$	10,000
Paid in Capital		19,410
Retained Earnings		178,122
Total Stockholder's Equity		207,532
Less: 2% Haircuts on Money Market Accounts		
Deposit Money Market		553
Investment Money Market		2,879
Total Haircut		3,432
Tentative Net Capital		204,100
Aggregate Indebtedness		-
Net Capital	**$**	**204,100**
Less: Net Capital Requirement		50,000
Net Capital in Excess of Requirement		154,100
Net Capital in Excess of 120% of Requirement	$	144,100

No material differences exist between the computation above and the one filed by Sauer, Dazey on FOCUS Report Part IIA as of March 31, 2012



HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

Independent Registered Public Accounting Firm's
Report On Internal Control Structure

Board of Directors
Sauer, Dazey Investment Company

In planning and performing our audit of the financial statements of Sauer, Dazey Investment Company for the year ended March 31, 2012, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including, tests of compliance with such practices and procedures during the period from April 1, 2011 to March 31, 2012) followed by Sauer, Dazey Investment Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report as considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at March 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority and should not be used for any other purpose.

Hauk Kruse & Associates, LLC
Saint Louis, Missouri

May 3, 2012

Sauer, Dazey Investment Company

Financial Statements and Additional Information

For the Fiscal Year Ended March 31, 2012

and

Report of Independent Registered Public Accounting Firm